T3/11

03013617

BB 3/5

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| OMB Number | 3235-0123 |
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH., D.C. 155

| SEC FILE NUMBER |
|---|
| 8- 49466 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newcourt Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

| 1177 Avenue of the Americas | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (city) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

MAR 17 2003

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcourt Capital Securities, Inc., as of December 31 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Newcourt Capital Securities, Inc.

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
As of December 31, 2002 and for the year then ended

## Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Accountants**

To the Board of Directors
Newcourt Capital Securities Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Newcourt Capital Securities, Inc. (the "Company") (a wholly-owned subsidiary of Newcourt Capital USA Inc. whose ultimate parent is CIT Group Inc.) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Newcourt Capital USA Inc., which is a wholly-owned subsidiary of Newcourt Credit Group USA Inc, whose ultimate parent is CIT Group Inc. As disclosed in Note 4 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position of the Company is not indicative of that which would have been had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2003

## Newcourt Capital Securities, Inc.
### Statement of Financial Condition
### December 31, 2002



| | |
|---|---|
| **Asset** | |
| Cash | $ 160,100 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Accrued expenses | $ 91,604 |
| Current tax liability | 2,104 |
| **Total liabilities** | 93,708 |
| Stockholder's equity: | |
| Common stock | 1 |
| Additional paid-in-capital | 63,099 |
| Retained earnings | 3,292 |
| **Total stockholder's equity** | 66,392 |
| **Total liabilities and stockholder's equity** | $ 160,100 |

The accompanying notes are an integral part of these financial statements

# Newcourt Capital Securities, Inc.
## Statement of Operations
## For the year ended December 31, 2002

| | | |
|---|---|---|
| Revenues: | | |
| Consulting fees from Parent | $ | 60,000 |
| Private placements fees, net | | 10,000 |
| | | 70,000 |
| Expenses: | | |
| Administrative expenses to Parent | | 63,000 |
| Other expenses | | 2,400 |
| | | 65,400 |
| **Net income before income taxes** | | 4,600 |
| Income tax expense | | (1,794) |
| **Net income** | $ | 2,806 |

The accompanying notes are an integral part of these financial statements

# Newcourt Capital Securities, Inc.
## Statement of Changes in Stockholder's Equity
## For the year ended December 31, 2002

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Par Value | | | |
| Balance, December 31, 2001 | 100 | $ 1 | $ 63,099 | $ 486 | $ 63,586 |
| Net income | | | | 2,806 | 2,806 |
| Balance, December 31, 2002 | 100 | $ 1 | $ 63,099 | $ 3,292 | $ 66,392 |

The accompanying notes are an integral part of these financial statements

## Newcourt Capital Securities, Inc.
### Statement of Cash Flows
### For the year ended December 31, 2002



| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 2,806 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Decrease in accrued expenses | (555,396) |
| Increase in deferred tax liability | 1,794 |
| **Net cash used in operating activities** | (550,796) |
| Cash at beginning of year | 710,896 |
| Cash at end of the year | $ 160,100 |

The accompanying notes are an integral part of these financial statements

## 1. Organization and Business

Newcourt Capital Securities, Inc. (the "Company") is a wholly-owned subsidiary of Newcourt Capital USA Inc. ("Newcourt Capital"). Newcourt Capital is a wholly-owned subsidiary of Newcourt Credit Group USA Inc. ("Newcourt Credit"), whose ultimate parent is CIT Group Inc. ("CIT") (formally known as Tyco Capital Corporation).

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company arranges the private placement of securities by third-party issuers and acts as an agent in the distribution of securities on behalf of its affiliates. Private placements are usually conducted on an agency basis. The Company is exempt from the SEC's rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

## 2. Significant Accounting Policies

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

**Consulting Fees From Parent**
Consulting fees are recognized as the related services are performed.

**Private Placement Fees, Net**
Private placement fees are recognized when the private placement is completed. Private placement fees are recorded net of parent company recharges given the revenues and expenses related to the Company are derived from the same source, Newcourt Capital, the parent company.

## 3. Net Capital Requirement

The Company is registered as a broker-dealer with the SEC and is subject to the net capital requirements of the SEC (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2002, the Company's minimum net capital was $66,392, which was $60,145 in excess of its required capital of $6,247. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.41 to 1.

## 4. Related Party Transactions

In exchange for the Company acting as agent in the distribution of securities, the Company receives $60,000 per annum from Newcourt Capital in accordance with a Broker Dealer Agreement dated June 21, 2002. During the period January 1, 2002 through December 31, 2002, the Company earned $60,000 under this agreement.

The Company is obligated under a service agreement with Newcourt Capital to pay a monthly fee in exchange for administrative services including but not limited to payroll, financial and credit

services, and systems development. During the year ended December 31, 2002, the Company paid $63,000 in fees relating to this agreement.

During the year ended December 31, 2002, the Company received $2,956,110 in private placement fees in conjunction with private placement offerings on behalf of its affiliates, and remitted $2,946,110 to Newcourt Capital in parent company recharges.

The financial position of the Company and its results of operations may not be indicative of that which would have been had the Company operated independently.

## 5. Income Taxes

The operations of the Company are included in the consolidated federal and combined state and local income tax returns of Newcourt Capital. Pursuant to a tax sharing arrangement with Newcourt Capital, the Company pays taxes to Newcourt Capital as though it filed a separate income tax return. Also, pursuant to the arrangement, Newcourt Capital reimburses the Company for tax benefits in the period in which Newcourt Capital is able to utilize such tax benefits on its consolidated tax return.

The difference between the effective tax rate of 39% and the statutory tax rate of 35% is primarily due to state and local taxes.

## 6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the statement of financial condition, for which it is practical to estimate that value. Management believes that the carrying amount reported on the balance sheet for "Cash" approximates its fair value.

# Newcourt Capital Securities, Inc.
## Computation of Net Capital Purusant to Rule 15c3-1
## December 31, 2002

| | |
|---|---|
| **Net Capital** | |
| Total stockholder's equity | $ 66,392 |
| **Aggregate Indebtedness** | |
| Total liabilities | $ 93,708 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required (based on 6-2/3% of aggregate indebtedness) | $ 6,247 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 6,247 |
| Net capital in excess of requirement | $ 60,145 |
| Ratio of aggregate indebtedness to net capital | 1.41 |

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report for December 31, 2002.

# Newcourt Capital Securities, Inc.
## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2002

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Accountants on Internal Control**
**Required by SEC Rule 17a-5**

The Board of Directors
Newcourt Capital Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Newcourt Capital Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and

PRICEWATERHOUSECOOPERS

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2003